UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

IGNYTA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

451731103

(CUSIP Number)

December 31, 2014

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451731103	Schedule 13G	Page 1 of 8

1	NAMES OF REPORTING PERSONS City Hill Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,316,668
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,316,668
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,316,668
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.9%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 451731103	Schedule 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS City Hill Venture Partners I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,316,668
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,316,668
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,316,668
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.9%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 451731103	Schedule 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS Jonathan E. Lim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,455,695[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,455,695[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,455,695[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.5%
12	TYPE OF REPORTING PERSON IN

[1]	Represents 3,316,668 shares of common stock directly owned by City Hill Venture Partners I, LLC, 5,000 shares of common stock directly owned by Dr. Lim, and options to purchase an additional 134,027 shares of common stock held by Dr. Lim and exercisable within 60 days of the date of December 31, 2014.

CUSIP No. 451731103	Schedule 13G	Page 4 of 8

ITEM 1.	(a)	Name of Issuer:

Ignyta, Inc., a Delaware Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

11111 Flintkote Avenue,San Diego, California 92121

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

City Hill Ventures, LLC City Hill Venture Partners I, LLC Jonathan E. Lim, M.D. (“Dr. Lim”)

	(b)	Address or Principal Business Office:

The business address of each of the Reporting Persons is c/o City Hill Ventures, LLC, 11575 Sorrento Valley Road, Suite 200, San Diego, CA 2121

	(c)	Citizenship of each Reporting Person is:

Each of City Hill Ventures, LLC and City Hill Venture Partners I, LLC is organized in the state of Delaware. Dr. Lim is a citizen of the United States

	(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share (“Common Stock”)

	(e)	CUSIP Number:

451731103

ITEM 3.

Not applicable.

CUSIP No. 451731103	Schedule 13G	Page 5 of 8

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2014, based upon 19,580,769 shares of the Issuer’s Common Stock outstanding as of November 1, 2014.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
City Hill Ventures, LLC	3,316,668	16.9%	0	3,316,668	0	3,316,668
City Hill Venture Partners I, LLC	3,316,668	16.9%	0	3,316,668	0	3,316,668
Jonathan E. Lim	3,455,695	17.5%	0	3,455,695	0	3,455,695

City Hill Venture Partners I, LLC is the record holder of 3,316,668 shares of the Issuer’s Common Stock. Dr. Lim is the sole manager of City Hill Ventures, LLC, which is the sole manager of City Hill Venture Partners I, LLC. Accordingly, each of Dr. Lim and City Hill Ventures, LLC and City Venture Partners I, LLC may be deemed to share beneficial ownership of the shares of Common Stock owned of record by City Hill Venture Partners I, LLC.

Additionally, Dr. Lim directly owns 5,000 shares of the Issuer’s Common Stock and has options to purchase an additional 134,027 shares of the Issuer’s Common Stock exercisable within 60 days of December 31, 2014. As such, Dr. Lim may be deemed to beneficially own such shares.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 451731103	Schedule 13G	Page 6 of 8

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.  Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

CITY HILL VENTURES, LLC

By:	/s/ Jonathan E. Lim
Name:	Jonathan E. Lim
Title:	Manager

CITY HILL VENTURE PARTNERS I, LLC
By: City Hill Ventures, LLC, its sole manager

By:	/s/ Jonathan E. Lim
Name:	Jonathan E. Lim
Title:	Manager

JONATHAN E. LIM

/s/ Jonathan E. Lim

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement